FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2003

Commission File Number _____0-16174____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

   Form 20-F   X   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes _____   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site www.tevapharm.com

Contact: Dan Suesskind
                   Chief Financial Officer
                   Teva Pharmaceutical Industries Ltd
                   (011) 972-2-589-2840

                Bill Fletcher
                   President and CEO
                   Teva North America.
                   (215) 591-8800

FOR IMMEDIATE RELEASE

                Dorit Meltzer
                   Director, Investor Relations
                   Teva Pharmaceutical Industries Ltd.
                   (011) 972-3-926-7554

TEVA ANNOUNCES TENTATIVE APPROVAL OF BENAZEPRIL HCl TABLETS, 5 MG, 10 MG, 20 MG, AND 40 MG

Jerusalem, Israel, November 7, 2003 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the U.S. Food and Drug Administration has granted tentative approval for the company's ANDA for Benazepril Hydrochloride Tablets, 5 mg, 10 mg, 20 mg and 40 mg. Final approval is anticipated upon expiry of pediatric exclusivity, which protects the brand product until February 11, 2004.

Benazepril Hydrochloride Tablets are the AB-rated generic equivalent of Novartis' antihypertensive agent Lotensin® Tablets. Annual sales of the brand product are approximately $333 million.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 30 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva's sales are in North America and Europe.



Teva Pharmaceutical Industries Ltd.   Web Site www.tevapharm.com

Contact: Dan Suesskind
                        Chief Financial Officer
                        Teva Pharmaceutical Industries Ltd
                        (011) 972-2-589-2840

                        Bill Fletcher
                        President and CEO
                        Teva North America.
                        (215) 591-8800

FOR IMMEDIATE RELEASE

                        Dorit Meltzer
                        Director, Investor Relations
                        Teva Pharmaceutical Industries Ltd.
                        (011) 972-3-926-7554

TEVA ANNOUNCES TERMINATION OF ACQUISITION DISCUSSIONS WITH SAVIENT

Jerusalem, Israel, November 7, 2003 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that it and Savient Pharmaceuticals, Inc. had mutually agreed to terminate their acquisition discussions because they could not reach agreement on terms.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 30 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva's sales are in North America and Europe.



Teva Pharmaceutical Industries Ltd.   Web Site www.tevapharm.com

Contact: Dan Suesskind
                        Chief Financial Officer
                        Teva Pharmaceutical Industries Ltd
                        (011) 972-2-589-2840

                        Bill Fletcher
                        President and CEO
                        Teva North America.
                        (215) 591-8800

FOR IMMEDIATE RELEASE

                      Dorit Meltzer
                        Director, Investor Relations
                        Teva Pharmaceutical Industries Ltd.
                        (011) 972-3-926-7554

TEVA ANNOUNCES APPROVAL OF MUPIROCIN OINTMENT

Jerusalem, Israel, November 9, 2003 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the U. S. Food and Drug Administration has approved the company's ANDA for Mupirocin Ointment USP, 2%. Shipment of the product will begin immediately.

Mupirocin Ointment USP, 2% is the AB-rated generic equivalent of GlaxoSmithKline's Bactroban® Ointment, a topical antibacterial for treatment of impetigo. Annual sales of the brand product are approximately $97 million.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 30 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva's sales are in North America and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: /s/ Dan Suesskind
        Name: Dan Suesskind
        Title: Chief Financial Officer

Date: November 10, 2003